82-735

04024746

L'ORÉAL

NEWS RELEASE

SUPPL

Clichy, Monday, 26th April 2004

L'OREAL WELCOMES SANOFI-SYNTHELABO'S FRIENDLY TAKE-OVER FOR AVENTIS

News release

L'Oréal has given its full approval to the offer made by Sanofi-Synthélabo for Aventis announced today, and will approve the capital increase to be submitted to the Shareholders' Meeting of Sanofi-Synthélabo.

L'Oréal welcomes the friendly nature of the offer, which should facilitate the merger of the two groups and pave the way for the success of the new Sanofi-Aventis entity. The Supervisory Board and the Management Board of Aventis both recommended acceptance of this transaction.

This offer will enable the creation of a major new global player in the pharmaceutical industry.

As already announced on 26th January 2004, L'Oréal intends to keep its shares and will record its share of the dividends paid by Sanofi-Aventis in its consolidated income statement.

Contacts at L'ORÉAL

Shareholders and market authorities
Mr François ARCHAMBAULT
☎ : +33.1.47.56.83.45
http://www.loreal-finance.com

Analysts and institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax: +33.1.47.56.80.02

Journalists
Mr Mike RUMSBY
☎ : +33.1.47.56.76.71
http://www.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

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